January 25, 2024

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

202-551-6751

Re:        Advisers Investment Trust, File Nos. 333-173080 and 811-22538 (Vontobel)

Dear Ms. White:

On November 22, 2023, Advisers Investment Trust (the “Trust” or the “Registrant”), on behalf of Vontobel U.S. Equity Institutional Fund (the “Fund”), filed post-effective amendment number 109 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register shares of the Funds. On January 5, 2024, you provided comments to the Amendment by phone to Matthew Tobin. The Registrant filed a response to your comments on January 19, 2023, and you provided a follow up to the response to Comment 7 on January 23, 2024.

Set forth below is your comment followed by the response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment: In response to our comment that the Fund is disclose the name of the party that conducted an independent verification of the composite performance returns table on page 16 of the prospectus, you state that because the verification reports are available to investors upon request, the Registrant does not believe it is necessary or useful to disclose in the Fund prospectus the name of the firm providing the verification. We disagree with your response and request that the Registrant disclose the name of the party that conducted the verification. Also, please include a consent for the verification per Rule 436 under the 33 Act.

Response:    The disclosure in the footnote following the composite performance returns table has been revised to disclose the name of the party providing the verification. A consent for the verification has been filed as an exhibit to the post-effective amendment.

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2024

If you have any questions about the responses set forth above, please contact the undersigned at 614.469.3297 or Michael.Wible@thompsonhine.com.

Best regards,

/s/ Michael Wible

Michael Wible

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